UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Room 3303, Building 1

Zhongliang Yunjing Plaza

Heshuikou Community, Matian Street

Guangming District, Shenzhen 518106, China

+86 0755 2759-5623

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 5, 2024, Big Tree Cloud Holdings Limited (the “Company”) received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum market value of publicly held shares requirement (“MVPHS”) set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum MVPHS of US$15 million, and Nasdaq Listing Rule 5810(c)(3)(D) provides that the failure to meet the minimum MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the MVPHS of the Company for the last 33 consecutive business days, the Company did not meet the minimum MVPHS requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Global Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company is provided 180 calendar days, or until February 1, 2025, to regain compliance with Nasdaq Listing Rule 5550(b)(2).

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated August 9, 2024, regarding the receipt of the Notification Letter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2024

Big Tree Cloud Holdings Limited

By:	/s/ Wenquan Zhu
Name:	Wenquan Zhu
Title:	Chief Executive Officer

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